Incorporated in the Cayman Islands

RDA Microelectronics, Inc.

This is to certify that

Specimen

is / are the registered shareholders of:

No. of Shares	Type of Share Ordinary	Par Value US$0.01
Date of Record	Certificate Number	% Paid 100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Given under the Common Seal of the Company

Director

Director/Secretary